UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 3561
      January 17, 2007

Robert H. Davies
Chief Executive Officer
Alyst Acquisition Corp.
233 East 69th Street, #6J
New York, NY 10021

Re:		Alyst Acquisition Corp.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed January 5, 2007
		File No. 333-138699

Dear Mr. Davies:

      We have reviewed your filing and response letter dated
January
5, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Please be as detailed as necessary in your response to our comments.
After reviewing this information, we may raise additional comments.
Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment two. We also note the revised exercise price of $5.00. It is unclear whether the factors considered in determining the warrant exercise price are the same as the factors currently provided on page 55. Please revise or advise.

2. We refer you to prior comment eight. Please revise to include the information regarding selling security holders and the plan of distribution of their securities responsive to Items 507 and 508 of
Regulation S-K.

Prospectus Summary

3. We note your response to prior comment 13. Please expand your disclosure on pages two and 32 to briefly describe the criteria by which you will determine the existence of a controlling interest. For example, indicate whether it would require the right to hold a majority of the seats of the board of directors.

Conversion rights for stockholders, page 7

4. We note your response to prior comment 21 and the statement that, due to your efforts to obtain waivers from all vendors and target businesses regarding claims they may have against the funds in the trust account, "these have no impact on the calculation." Please revise to indicate that the estimated conversion price assumes that there will be no successful claims by vendors, target businesses or others against the funds in the trust account.

5. With respect to prior comment 23, please revise pages 13 and 35 to indicate the range of potential indemnification obligations the company used in analyzing the individuals` ability to satisfy such obligations.

Risk Factors, page 11

6. We note the statements on pages three and 14 regarding qualification of common stock in the jurisdictions in which the holders of the warrants reside. As a warrant holder`s ability to exercise may vary depending on jurisdiction, please include a separate risk factor discussing the state registration requirements, including a statement clarifying in which states you will register (and which you will not) and stating the likely effect that this will have on the warrant holder.

7. We note your response to prior comment 12 and the revised disclosure on page one regarding the possibility of a transaction outside the industry in which management has the most experience. Consider adding a risk factor discussing management`s limited experience outside the telecommunications industry.

8. We note your response to prior comment 27 and discussion of hypothetical share prices, purchasers in the secondary market and other events. We believe that in addition to the concerns you raise, there is risk applicable to the voting decision of shareholders who purchased in this offering due to the virtual certainty that the conversion price will be less than the purchase price. Please consider adding a risk factor explaining the risk to purchasers in this offering.

9. We note your response to prior comment 29. Please revise risk factor six to quantify the amount up to which you will be able to use instead of using the vague term "certain amounts."

10. We note your response to prior comment 30 and the language in risk factor 13 concerning management`s ability to properly ascertain or assess the merits of an industry or target business. Please expand your disclosure to address potential investors` reliance on management`s ability to ascertain or assess the merits of an industry and target business.

Use of Proceeds, page 22

11. We note the revised disclosure at page 23 regarding the amount of interest income that would be available to you during the 24 months following the consummation of this offering. It is unclear if the estimated timeframe for receipt of the $1.68 million is 24 months or an amount of time less than that. Please revise to clarify.

Proposed Business, page 30

12. We note your response to prior comment 37. Please revise to state, if true, that management has not considered any candidates for promoters or affiliates that it anticipates using in connection with sourcing business combinations or conducting due diligence.

13. With respect to prior comment 38, please revise to briefly describe management`s "significant experience in negotiating transactions and conducting due diligence on such transactions." For example, please indicate the number of transactions valued at $50 million for which management has conducted due diligence and negotiations. Similarly, please indicate the industry of any such companies and the responsibility of the individual member of management in such transactions.

Management, page 41

14. We note your response to prior comment 44 and the statement that, despite the items identified in the previous comment, "[i]t is not anticipated that [such] items will interfere in any way with the independent directors` exercise of independent judgment." Please expand your analysis and reconcile this statement with the directors` participation in the purchase of insider warrants and the statement in risk factor 27 that the existing stockholders will continue to exert control at least until the consummation of a business combination. For example, in terms of measuring control by share ownership, we note that that Mr. Schriesheim`s holdings are at the same level as that of Messrs. Weksel and Davies. We also note that the letter agreements include the members of the audit committee as
"Insiders."

Conflicts of Interest, page 44

15. We partially reissue prior comment 47. You state that the types of businesses that these entities typically focus on are not the same types of companies that you will be looking at in terms of size and scope. However, given the statement that the other businesses may seek to acquire a business that is suitable for you to acquire, please revise page 45 to indicate for each entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities. As a non-exclusive example, it is unclear whether it is the company`s understanding that Mr. Schriesheim will be obligated to present a business opportunity discovered in one of his different capacities (as an Alyst Director, Dobson Communications director, etc.) to one of the other companies before presenting it to Alyst. Your revised disclosure should clearly indicate the criteria management has established for evaluating such conflicts of interest that may arise. If management has not established any such criteria, please revise here and where appropriate to state so.

Certain Relationships and Related Transactions, page 48

16. We reissue prior comment 49. Please revise to identify the amount of securities, purchase price and conversion terms for each individual in the insider warrant purchase agreement instead of providing an aggregate purchase price. Similarly disclose the prices paid by each individual in the August 2006 transaction instead of using an average or approximation.

17. Please file the agreement referenced in the last paragraph on page 48.

Financial Statements, page F-1

Note 2 - Proposed Public Offering, page F-10

18. We note your response to prior comment 55. As previously requested, please provide us with a schedule listing the public companies used in developing your estimate of expected volatility, along with their market capitalization, their volatility, and the term (e.g. five years) and interval (e.g. daily) of the calculated volatility percentages of these representative companies.



Closing Statements

      As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Raquel Howard at (202) 551-3291 or Terence
O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact
James
Lopez at (202) 551-3536 with any other questions.

Sincerely,


John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: 	David Alan Miller, Esq. (by facsimile)
      	(212) 818-8881




Robert Davies
Alyst Acquisition Corp.
January 17, 2007
Page 1